SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 4)*


			   GOODRICH B F CO
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                 382388106
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382388106                 13G/A

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          GSB Investment Management, Inc.
          301 Commerce Street, Suite 2001
          Fort Worth, Texas 76102
	  I.R.S. Identification No. 75-2508383

2.   Check the Appropriate Box if a Member of a Group*
                                              (a) [ ]

                                              (b) [ ]
3.   SEC USE ONLY

4.   Citizenship or Place of Organization:
	State of Texas, Tarrant County, City of Fort Worth

Number of shares beneficially owned by each reporting person with:
     5.   Sole Voting Power:                                     0
     6.   Shared Voting Power:                                 N/A
     7.   Sole Dispositive Power:                                0
     8.   Shared Dispositive Power:                              0

9.   Aggregate Amount Beneficially
     Owned by Each Reporting Person:                             0

10.  Check Box if the Aggregate Amount
in Row (9) Excludes Certain Shares*:                      [ ]

11.  Percent of Class Represented
     by Amount in Row 9:                                     0.00%

Type or Reporting Person:                    IA-Investment Advisor

                                 Certification.

  By signing below I certify that, to the best of my
  (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated:  February 9, 2000




	                  By: /s/ Mark J. Stupfel
                  ____________________________________
                              Mark J. Stupfel, Principal